Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Yahoo! Finance Interview – August 16, 2021

Participants:

•	Alexis Christoforous, Yahoo! Finance
•	Matt Roberts, Vacasa

ALEXIS CHRISTOFOROUS:

The rapid spread of the COVID-19 Delta variant is certainly reshaping the recovery we're seeing in a beaten down travel industry. But that's not stopping Vacasa from moving ahead with plans to go public. The vacation rental management company is planning to come to market in a $4.5 billion SPAC merger with TPG Pace Solutions. And joining me now is the CEO of Vacasa, Matt Roberts.

Matt, always good to see you. I know that in recent interviews, you and I have talked about if and when Vacasa was going to go public. Here we are-- talk to us about why now and why via a SPAC with TPG.

MATT ROBERTS:

Sure. Well, thanks again for having me on. Yeah, so why now is we're ready. The business is doing fantastic, growing at a really healthy pace. We're at a significant scale. And we can use the capital to continue to benefit the business-- invest in our technology team and our technology resources, as well as continue to add more properties to our platform.

Why this approach? We certainly could have gone a more traditional approach, but it's really about the partner. Partnering with TPG Pace, they have deep domain expertise in the travel industry. Karl Petersen will be joining our board-- he was the co-founder of Hotwire. So it was really the team that we get more than capital, we get a great partner as well.

ALEXIS CHRISTOFOROUS:

When do you expect the SPAC merger to be completed, Matt?

MATT ROBERTS:

Yeah, we just filed our S4 last week-- so however long it takes the SEC to go through that, but probably this fall.

ALEXIS CHRISTOFOROUS:

All right, and then so we'll be looking out for that, for sure. That'll be at the New York Stock Exchange. What will the ticker symbol be?

MATT ROBERTS:

We haven't decided on the exchange yet, but it will be VCSA.

ALEXIS CHRISTOFOROUS:

OK, and we don't know for sure what exchange yet. It is that what I just heard?

MATT ROBERTS:

That's right. We don't know for sure yet.

ALEXIS CHRISTOFOROUS:

OK. You know, recently, Airbnb came out with earnings and in there warned about the spread of the Delta variant and how that is changing consumer behavior is they're starting to see an uptick in cancelations or people wanting to push vacation plans down the road a little bit. What are you seeing there at Vacasa?

MATT ROBERTS:

Well, thankfully, we are not seeing a tick-up in cancelation activity related to the Delta variant. And we're continuing to have incredibly strong bookings. I think vacation rentals, and certainly in our rural markets, continue to be the preferred accommodation source. So maybe that's part of the differences that you're seeing versus others. But business continues to perform exceptionally well, and we are not seeing a spike in or jump up in cancelations at all.

ALEXIS CHRISTOFOROUS:

I think when people see your company and what you do they may think that other companies like VRBO and Airbnb are competitors, but you say they're actually partners. Explain that for us.

MATT ROBERTS:

Yeah, absolutely. So our job and our focus is on the supply side. If you think about the way that the industry grows is you need to have available nights to sell across the entire ecosystem. And that's our focus. Our focus is on creating a platform that brings high quality supply of nights to guests. And we do it-- certainly we do it through our own website, but we also do it through our distribution partners as well.

And I call them, partners, because we work collaboratively very well together in addressing the most critical part of this, which is supply. There's not enough supply. There's a lot of demand, but there's not enough supply. And that's where we come in.

ALEXIS CHRISTOFOROUS:

So talk to me again about the impact, if any, your business is having or experiencing because of the rise in the Delta variant.

MATT ROBERTS:

Yeah, as I just mentioned, that we're not seeing an increase in cancelations, which is where we would have expected to see it. I think, again, because we're professionally managed, and we have really high quality properties, and have adopted a high level of care and standards to the guests so they feel very good about the stay, thankfully, we're continuing to have really strong bookings without a spike in any kind of cancelation activity.

ALEXIS CHRISTOFOROUS:

Have you seen any sort of a behavioral shift in terms of where people are looking to stay or the duration of their stays?

MATT ROBERTS:

I'd call it a continuation of the theme that we saw all the way through the pandemic, which is people are still opting for places that they can get outside and experience-- and experience different activities. So you know, that's really the focus is it continues to be people moving to more the rural settings, or beach, or mountain activities.

ALEXIS CHRISTOFOROUS:

All right, well, we are looking forward to you becoming a publicly-traded company at some point in the fall. I know we'll have you back then. Vacasa CEO Matt Roberts, best of luck to you.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. ("NewCo") has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPG Pace Solutions that also constitutes a preliminary prospectus of NewCo. TPG Pace Solutions urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/ prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa's expectations and projections can be found in TPG Pace Solutions’ periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo, and in the definitive proxy statement/prospectus, when available. TPG Pace Solutions’ and NewCo's SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.